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Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends
(In thousands, except ratios)

	Six Months Ended June 30,		Years Ended December 31,
	2011 Restated	2010 Restated	2010 Restated	2009		2008		2007	2006
Earnings:
Income (loss) from continuing operations before income taxes	$74,254	$214,629	$230,839	$(1,775,335)		$(531,042)		$86,049	$189,098
Fixed charges	178,366	132,661	342,670	237,812		156,713		133,474	89,086

Total earnings	$252,620	$347,290	$573,509	$(1,537,523)		$(374,329)		$219,523	$278,184

Fixed charges:
Interest expense and amortization of finance costs	$177,157	$131,694	$340,555	$236,119		$155,361		$132,264	$88,414
Rental expense representative of interest factor	1,209	967	2,115	1,693		1,352		1,210	672

Total fixed charges	$178,366	$132,661	$342,670	$237,812		$156,713		$133,474	$89,086

Ratio of earnings to fixed charges	1.4	2.6	1.7	—	(1)	—	(2)	1.6	3.1

Total fixed charges	$178,366	$132,661	$342,670	$237,812		$156,713		$133,474	$89,086
Pre-tax preferred dividend requirements	—	—	—	—		—		—	352

Total fixed charges plus preference dividends	$178,366	$132,661	$342,670	$237,812		$156,713		$133,474	$89,438

Ratio of earnings to combined fixed charges and preference dividends	1.4	2.6	1.7	—	(1)	—	(2)	1.6	3.1

(1)
Due to the Company's loss in 2009, the ratio coverage was less than 1:1. The Company must generate additional earnings of $1.8 billion to achieve a coverage ratio of 1:1.

(2)
Due to the Company's loss in 2008, the ratio coverage was less than 1:1. The Company must generate additional earnings of $531.0 million to achieve a coverage ratio of 1:1.

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  Exhibit 12.1
Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends (In thousands, except ratios)